Exhibit 99.1

FOR IMMEDIATE RELEASE

Rezolve Ai Accelerates Global Stablecoin Payments Rollout to Power the Next Wave of Agentic Commerce

More than $1B in stablecoin transactions processed as Rezolve extends payments capabilities across its growing enterprise customer base, accelerated by the addition of Crownpeak

New York – December 1, 2025 – Rezolve Ai (NASDAQ: RZLV), the commerce-focused AI company powering conversational, agentic and intelligent transactions for major global enterprises, today announced the next phase of its stablecoin payments expansion following a year of exceptional commercial growth across Western markets.

Rezolve has already processed more than $1 billion in USD₮ and Bitcoin transactions last year through its payments infrastructure in Brazil, validating real-world consumer and merchant adoption of digital asset payments. The company now plans to extend these capabilities into North America, the UK and Europe, building on its already significant enterprise presence and enhanced further by the recently announced acquisition of Crownpeak.

Crownpeak: Strengthening an Already Growing Western Enterprise Footprint

Rezolve already serves a broad set of Western enterprise customers across retail, fashion, finance and hospitality. The addition of Crownpeak, a leading enterprise digital experience platform with hundreds of major global deployments, expands and accelerates Rezolve’s reach, creating even more opportunities to embed AI-driven commerce and stablecoin payments into existing customer journeys.

Rather than establishing Rezolve’s Western footprint, Crownpeak:

•
broadens Rezolve’s distribution
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deepens integration points with enterprise digital experiences
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amplifies Rezolve’s ability to activate stablecoin payments within established customer bases

Daniel Wagner, Founder & CEO of Rezolve Ai, commented:

“Rezolve has had an exceptional year of growth with major Western enterprises already deploying our AI-driven commerce platform. Crownpeak strengthens and accelerates what was already working, giving us deeper integration points and wider distribution for rolling out stablecoin payments across markets where we already have meaningful traction. Our ecosystem also now includes the high-performance on-chain data capabilities of Subsquid (SQD), giving us the long-term infrastructure required to support agentic and stablecoin transactions at true global scale, well ahead of the industry curve.”

Building the World’s First End-to-End AI + Stablecoin Commerce Rail

Rezolve’s platform unifies conversational commerce, agentic shopping, instant checkout and stablecoin payments into a seamless, AI-driven flow from product discovery to real-time settlement.

This architecture reduces transaction friction and reflects how AI-driven commerce journeys increasingly culminate in instant, digital completion.

Together with Subsquid’s decentralised data infrastructure, Rezolve is building one of the world’s first unified environments capable of powering AI-driven, agent-executed and on-chain transactions at global scale.

“Stablecoins are rapidly becoming the settlement layer of the agentic economy,” Wagner added.
“With strong Western customer adoption and the expanded enterprise reach brought by Crownpeak, Rezolve is uniquely positioned to drive this transformation globally.”

ENDS

About Rezolve Ai

Rezolve Ai (NASDAQ: RZLV) is an industry leader in AI-powered solutions, specializing in enhancing customer engagement, operational efficiency, and revenue growth. The Brain Suite is the world’s first enterprise AI platform built for Agentic Commerce, delivering advanced tools that harness artificial intelligence to power search, transact, fulfill, and personalize at global scale. For more information, visit www.rezolve.com.

About Crownpeak

Crownpeak (www.crownpeak.com) is the trusted digital experience platform (DXP) for the world’s leading brands. Known for its cloud-native architecture and digital quality management (DQM), Crownpeak ensures digital experiences are compliant, accessible, and high-performing.

Media Contact

Rezolve Ai
Urmee Khan - Global Head of Communications
urmeekhan@rezolve.com
+44 7576 094 040

investors@rezolve.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1996. The actual results of Rezolve AI plc (“Rezolve”) may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Rezolve’s expectations with respect to anticipated annual recurring revenue and EBITDA in connection with the acquisition; and Rezolve’s expectations regarding the expected benefits of the acquisition. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve’s Annual Report on Form 20-F and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Except as required by applicable law, Rezolve does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.